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Exhibit 12

American Restaurant Group, Inc.

Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

	Year Ended					Nine Months
	December 30, 1996	December 29, 1997	December 28, 1998	December 27, 1999	December 25, 2000	September 24, 2001

Fixed Charges
Interest	27,714	23,985	20,269	19,450	19,036	12,801
Amortization of capitalized expenses	—	—	1,958	2,303	2,170	1,384
Total Fixed Charges	27,714	23,985	22,227	21,753	21,206	14,185
Preferred Stock Dividends	—	—	2,000	4,583	8,371	7,508
Total Fixed Charges & Dividends	27,714	23,985	24,227	26,336	29,577	21,693
Earnings
Income from Continuing Operations	(24,186)	(22,179)	(4,537)	(4,046)	4,061	5,793
Fixed Charges	27,714	23,985	22,227	21,753	21,206	14,185
Total Earnings	3,528	1,806	17,690	17,707	25,267	19,978
Ratio of Earnings to Fixed Charges	—	—	—	—	1.19	1.41
Deficiency in Earnings to cover Fixed Charges	(24,186)	(22,187)	(4,537)	(4,046)
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	N/A	N/A	—	—	—	—
Deficiency in Earnings to cover Fixed Charges and Preferred Stock Dividends	N/A	N/A	(6,537)	(8,629)	(4,310)	(1,715)

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  Exhibit 12
Computation of Ratio of Earnings to Fixed Charges